02045538

6/25/02

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

---

# FORM 6-K

**REPORT OF FOREIGN ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

**THROUGH June 25, 2002**

**(Commission File No. 001-14477)**



---

**BRASIL TELECOM PARTICIPAÇÕES S.A.**
***(Exact name of Registrant as specified in its Charter)***

**BRAZIL TELECOM HOLDING COMPANY**
***(Translation of Registrant's name into English)***

---

**SIA Sul, Área de Serviços Públicos , Lote D, Bloco B**
**Brasília, D.F., 71.215-000**
**Federative Republic of Brazil**
***(Address of Registrant's principal executive offices)***



---

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 25, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: Paulo Pedrão Rio Branco

Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer

# EXHIBIT #1

**Investor Relations**
(55 61) 415-1140
ri@brasiltelecom.com.br

**Media Relations**
(55 61) 415-1378
cesarb@brasiltelecom.com.br

*Free Translation*

**BRASIL TELECOM PARTICIPAÇÕES S.A.**
**Publicly Traded Company**
Corporate Taxpayer Registration CNPJ/MF N° 02.570.688/0001-70
Board of Trade NIRE N° 53 3 0000581 8

# MATERIAL FACT

## NOTICE TO SHAREHOLDERS
## PAYMENTS OF DIVIDENDS

Brasil Telecom Participações S.A. (the "Company") informs that at the General Ordinary Shareholders Meeting held on April 29, 2002, shareholders of the Company approved the payment of dividends relative to the fiscal year 2001. The following are the relevant details regarding the distribution:

**1. AMOUNT**

The total amount of dividends to be distributed is R$133,958,454.43 (one hundred thirty three million, nine hundred fifty eight thousand, four hundred fifty four reais and forty three centavos), equivalent R$0.384580704546 per one thousand common and preferred shares.

**2. DATE OF PAYMENT**

Payments will be made beginning June 26, 2002.

**3. FORM AND PLACE OF PAYMENT**

The dividends related to shares deposited at the custodian agent Companhia Brasileira de Liquidação e Custódia ("C.B.L.C.") will be credited to C.B.L.C., which will then transfer the payments to the shareholders through certified Brokerage Houses.

The remaining shareholders shall receive their dividends at the Banco Real branch of his or her preference by identifying themselves with the documents described below.

**A Natural Person:** certified copy of his or her identification card, an Individual Taxpayer Registration (CPF) and proof of address.
**A Legal Person:** certified copy of its Federal Taxpayer Registration (CNPJ/MF), and current consolidated articles of association or bylaws. The bylaws must reflect the minutes of the shareholders' meeting at which the current officers of the legal person were elected. Managing partners and officers with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

In places of shareholders' domiciles where there is no branch of Banco Real, request for payment may be made through letter, which shall include the shareholders' signature certified by a notary and shall be sent with the documents described above.

If a shareholder is represented under power of attorney, agent of the shareholder must provide the public instrument of the grant of power of attorney, certified copies of the attorney's identity card and an Individual Taxpayer Registration (CPF) card.

The letter should be sent to the following address:
Banco ABN AMRO REAL S/A
Gerenciamento de Acionistas de Terceiros
Av. Paulista, 1374 - 8º Andar - Bairro Cerqueira Cesar
01310-916 - São Paulo - SP

**4. RETAINED INCOME TAX**

Dividends for the fiscal year 2001 are constituted by the income registered in the fiscal year 2001 and income reserves formed in the fiscal years 1991, 1992 and 1993, in the proportion of 49.18557363950%, 2.26669904704%, 18.98288343069% and 29.56484388277%, respectively.

Pursuant to Articles 654 and 660 of RIR/99, natural and legal persons who are residents in Brazil will not pay retained income tax.

In case of remittance to other countries, the dividends relating to the income of 1991, 1992 and 1993 will be taxed at the rate of 25% pursuant to Article 693 of RIR/99. Dividends relating to the income of 2001 will not be taxed.

Brasília-DF, June 14, 2002.

Paulo Pedrão Rio Branco
Investor Relations Officer

# EXHIBIT #2

**Investor Relations**
(55 61) 415-1140
ri@brasiltelecom.com.br

**Media Relations**
(55 61) 415-1378
cesarb@brasiltelecom.com.br

*Free Translation*

**BRASIL TELECOM PARTICIPAÇÕES S.A.**
**Publicly Traded Company**
Corporate Taxpayer Registration CNPJ/MF N° 02.570.688/0001-70
Board of Trade NIRE N° 53 3 0000581 8

# MATERIAL FACT

## CREDIT AND PAYMENT OF INTEREST ON SHAREHOLDERS EQUITY

Brasil Telecom Participações S.A. (the "Company") informs that its Board of Directors approved, in a meeting held on June 24th, 2002 the credit and payment of Interest on Shareholders Equity, which will be imputed to dividends relative to the fiscal year 2002, pursuant to Article 9 of Law 9,249/95, Deliberation 207/96 of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) and Article 44 of the Bylaws, in the amount of R$116,000,000.00 (one hundred sixteen million reais), equivalent to a gross amount of R$0.329340527010 per one thousand common and preferred shares and an amount net of income tax of R$0.279939447959 per one thousand common and preferred shares.

**1. DATE OF THE CREDIT**
The credit of Interest on Shareholders Equity, in the books of Brasil Telecom Participações S.A., will occur on June 26th, 2002.

**2. DATE OF PAYMENT**
Payments will be made beginning July 08th, 2002.

**3. DATE OF TRADING "EX-INTEREST ON SHAREHOLDERS EQUITY"**
As of June 26th, 2002, Brasil Telecom Participações S.A.'s shares in Bovespa will trade "ex-Interest on Shareholders Equity" considering the shares deposited on June 25th, 2002.

**4. FORM AND PLACE OF PAYMENT**
The Interest on Shareholders Equity related to shares deposited at the custodian agent Companhia Brasileira de Liquidação e Custódia ("C.B.L.C.") will be credited to C.B.L.C., which will then transfer the payments to the shareholders through certified brokerage houses.

The remaining shareholders shall receive their Interest on Shareholders Equity at Banco ABN AMRO REAL S.A. branch of his or her preference by identifying themselves with certain documents as described below.

**A Natural Person:** certified copy of his or her identification card, Individual Taxpayer Registration (CPF) card and proof of address.
**A Legal Person:** certified copy of its Federal Corporate Taxpayer Registration (CNPJ/MF) card, and current consolidated articles of association or bylaws. The bylaws must reflect the minutes of the shareholders' meeting at which the current officers of the legal person were elected. Managing partners and officers with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

In places of shareholders' domiciles where there is no branch of Banco ABN AMRO REAL S.A., request for payment may be made through a letter, which shall include the shareholders' signature certified by a notary and shall be sent with the documents described above.

If a shareholder is represented under power of attorney, such shareholder's agent must provide the public instrument of the grant of power of attorney, certified copies of the attorney's identity card and an Individual Taxpayer Registration (CPF) card.

The letter should be sent to the following address:
Banco ABN AMRO REAL S.A.
Gerenciamento de Acionistas de Terceiros
Av. Paulista, 1374 – 8º Andar – Bairro Cerqueira Cesar
01310-916 - São Paulo – SP

**5. INCOME TAX WITHHELD**
Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders Equity, except to those shareholders proven to have fiscal exemption at Banco ABN AMRO REAL S.A. by July 1st, 2002.

Brasília-DF, June 25, 2002.

Paulo Pedrão Rio Branco
Investor Relations Officer